WEYERHAEUSER
Growing a Truly Great Company
INVESTOR MEETING
Dec. 17, 2013  |
New York, NY
Filed by Weyerhaeuser Company
pursuant to Rule 425 under the
Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Weyerhaeuser Company
Commission File No.: 001-04825
0

FORWARD-LOOKING STATEMENTS
AND NON-GAAP FINANCIAL MEASURES
• This presentation contains statements that are forward-looking statements within the meaning of the Private Securities Litigation
Reform Act of 1995, including, without limitation, with respect to future prospects, developments, business strategies, the transaction involving Weyerhaeuser Real Estate Company (“WRECO”) and TRI Pointe Homes, Inc. (“TPH transaction”), the benefits and impacts of the acquisition of Longview Timber LLC and/or TPH transaction (including cost savings, operational and other synergies and impacts on revenues, earnings, cash flow, tax impacts, funds from operations and funds available for distribution), future dividend increases, business priorities, future performance, cost reductions and other strategic initiatives, growth, capital structure, credit ratings, capital expenditures, future cash and debt levels, and harvests and export markets. The words “anticipate,” “believe,” “could,”
“forecast,” “estimate,” “outlook,” “goal,” “will,” “plan,” “expect,” “target” and “would” and similar terms and phrases, including references to assumptions, have been used in this presentation to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond the company’s control.
Many factors could cause the actual results to differ materially from those projected including, without limitation, the effect of general economic conditions, including employment rates, housing starts, interest rate levels, availability of financing for home mortgages, strength of the U.S. dollar, market demand for our products, which is related to the strength of the various U.S. business segments and
U.S. and international economic conditions, domestic and foreign competition, the successful execution of our internal performance plans, including restructurings and cost reduction initiatives, raw material prices, energy prices, the effect of weather, the risk of loss from fires, floods, windstorms, hurricanes, pest infestation and other natural disasters, transportation costs, federal tax policies, the effect of forestry, land use, environmental and other governmental regulations, legal proceedings, performance of pension fund investments and related derivatives, the effect of timing of retirements and changes in market price of our common stock on charges for share-based compensation, closing of the TPH transaction, changes in accounting principles and the other risk factors described under "Risk Factors" in our annual report on Form 10-K for the year ended December 31, 2012 and the matters described in our quarterly reports on Form 10-Q for the quarters ended June 30, 2013 and September 30, 2013, in each case filed with the SEC. These forward-looking statements are based on various assumptions and may not be accurate because of risks and uncertainties surrounding these assumptions. Factors listed above, as well as other factors, may cause actual results to differ significantly from these forward-looking statements. There is no guarantee that any of the events anticipated by these forward-looking statements will occur. If any of the events occur, there is no guarantee what effect they will have on company operations or financial condition. The company will not update these forward-looking statements after the date of this presentation. Nothing on our website is included or incorporated by reference herein.
• Included in this presentation are certain non-GAAP financial measures which management believes complement the financial information presented in accordance with generally accepted accounting principles in the United States of America.  Management believes such measures are useful to investors. Our non-GAAP financial measures are not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the metrics of calculation. For a reconciliation of non-GAAP measures  to GAAP measures see the appendices to this presentation.

ADDITIONAL INFORMATION
Additional Information and Where to Find It:
In connection with the proposed “Reverse Morris Trust” transaction between TRI Pointe Homes, Inc. and Weyerhaeuser Company, pursuant to which the homebuilding subsidiary of Weyerhaeuser, WRECO (with certain exclusions), will be combined with TRI Pointe, TRI Pointe will file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”), which will include a prospectus.  TRI Pointe will also file a proxy statement which will be sent to the TRI Pointe shareholders in connection with their vote required in connection with the transaction.  In addition, WRECO expects to file a registration statement in connection with its separation from Weyerhaeuser.  Investors and security holders are urged to read the proxy statement and registration statement/prospectus and any other relevant documents when they become available, because they will contain important information about TRI Pointe, the real estate business of Weyerhaeuser and the proposed transaction.  The proxy statement and registration statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov.  These documents (when they are available) can also be obtained free of charge from Weyerhaeuser upon written request to Weyerhaeuser Company, 33663 Weyerhaeuser Way South, Federal Way, Washington 98003,
Attention: Vice President, Investor Relations, or by calling (800) 561-4405.
Participants in the Solicitation:
This communication is not a solicitation of a proxy from any security holder of TRI Pointe or Weyerhaeuser.  However, Weyerhaeuser, TRI Pointe
and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from TRI Pointe’s shareholders in connection with the proposed transaction.  Information about the Weyerhaeuser’s directors and executive officers may be found in its Annual Report on Form 10-K for the year ended December 31, 2012 filed with the SEC on February 19, 2013 and the definitive proxy statement relating to its 2013 Annual Meeting of Shareholders filed with the SEC on February 26, 2013.  Information about the TRI Pointe’s directors and executive officers may be found in its Annual Report on Form 10-K for the year ended December 31, 2012 filed with the SEC on March 28, 2013.
These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the direct and indirect interests of these participants, whether by security holdings or otherwise, will be included in the registration statement/prospectus, proxy statement and other relevant materials to be filed with the SEC when they become available.
Non-Solicitation:
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

3

PATH FORWARD
• TEAM
• GOAL
– Grow Shareholder Value
• LEVERS
– Portfolio
– Performance: Operational Excellence
– Capital Allocation
• KEY MEASURES
– Relative EBITDA margin
– Total Shareholder Return (TSR)
• Relative to peers & S&P

Change in
market cap
WY GOAL: Total Shareholder Return
Profit growth
Dividends &
Share
Repurchases
TSR Multiple
Capital Allocation
Operational Excellence
Operational Excellence
Capital Allocation
Portfolio / Market Factors
TSR DRIVERS

6 PORTFOLIO

PORTFOLIO
Total Assets $11.1 B
Pro-forma 2013 Q3*
Timberlands
Cellulose Fibers
Wood
Products
Total Assets $10.4 B
YE 2012*
Timberlands
Cellulose Fibers
Wood
Products
WRECO**
BEFORE AFTER
PORTFOLIO
CHANGES:
*Excludes Unallocated Items. 2013 Q3 pro-forma excludes assets related to announced combination of WRECO and TRI Pointe Homes.
See appendix for reconciliation to GAAP amounts.
** Weyerhaeuser Real Estate Company
7
Longview
Timber
WRECO

WEYERHAEUSER
TIMBERLANDS
7 MM acres
$579 MM EBITDA
*
WOOD PRODUCTS
Lumber: $285 MM
OSB
**
: $284 MM
ELP
**
: $31 MM
Distribution: $(39) MM
CELLULOSE
FIBERS
*EBITDA Excluding Special Items, LTM as of Q3 2013. Unallocated items not included. See appendix for reconciliation to GAAP amounts.
**ELP =  Engineered Lumber Products, OSB = Oriented Strand Board
6 mills
2 converting
facilities
$351 MM EBITDA*
EBITDA
*

Near Term FOCUS: Drive Operational Excellence
PORTFOLIO
NEAR TERM
PRIORITY MIDTERM PRIORITY
• Exit
TIMBERLANDS
• Operational Excellence:
drive cash & earnings
• Longview acquisition
• Disciplined growth
WOOD PRODUCTS
•
Lumber
•
OSB
•
ELP
•
Distribution
• Operational Excellence:
drive cash & earnings
• Fix
• Opportunistic growth
CELLULOSE
FIBERS
• Operational Excellence:
drive cash & earnings
• Grow higher value
products
• Operational Excellence:
drive cash & earnings
BUSINESS
WRECO

10 PERFORMANCE

PERFORMANCE: Timberlands
STRATEGIC INITIATIVES
•
Maximize cash flow through Operational Excellence
•
Capture full value of the Longview Timber acquisition
See appendix for detail on calculations.
*See appendix for reconciliation to GAAP amounts.
EBITDA* / ACRE OWNED
BASE BASE
Longview
Timber
Operational
Excellence
TIMBERLANDS EBITDA*
0
20
40
60
80
2011 2012 2013 Annualized
US South
Deltic NCREIF Plum Creek
Rayonier WY
50
75
100
125
150
175
200
2011 2012 2013 Annualized
US West
NCREIF Pope Resources Rayonier
WY (excl LV)
0
200
400
600
800
2012 2016 - 2018
(Outlook)

PERFORMANCE: Wood Products - Lumber
STRATEGIC INITIATIVES
•
Reduce cost – achieve industry-leading cost structure
•
Maintain value added product mix
OPERATIONAL EXCELLENCE**
Controllable Manufacturing Cost
EBITDA MARGIN*
Closing the Gap
= $100 MM
Source for competitor data: public SEC filings
*See appendix for reconciliation to GAAP amounts.
0
50
100
Current Benchmark*
-5.0%
0.0%
5.0%
10.0%
15.0%
20.0%
25.0%
2011 2012 2013 YTD Q3
Canfor Lumber Interfor Lumber
West Fraser Lumber WY Lumber
Mfg cost = Cost Net of Logs, excluding depreciation and inflation.
Current is based on Q3 2013 YTD data.
**Note:  Benchmark is mill Best in Class;

-10.0%
0.0%
10.0%
20.0%
30.0%
40.0%
2011 2012 2013 YTD Q3
Ainsworth OSB LPX OSB
Norbord OSB WY OSB
PERFORMANCE: Wood Products – OSB
STRATEGIC INITIATIVES
•
Drive down controllable costs by improving reliability
•
Grow higher margin products
EBITDA MARGIN*
$50 MM
**Note: Reliability benchmark is mill Best in Class.
Current is based on Q3 2013 YTD data.
Improve Product Mix
$10 MM
OPERATIONAL EXCELLENCE**
Improve Reliability
Source for competitor data: public SEC filings.
*See appendix for reconciliation to GAAP amounts.
50
75
100
Current Benchmark
0
25
50
75
Current Goal

PERFORMANCE:
Wood Products – ELP & Distribution
TURNAROUND INITIATIVES
ELP DISTRIBUTION
• Close the gap on manufacturing cost
• Simplify & focus supply chain
• Leverage our brand
• Reduce cost: Warehouse, delivery, sales
• Disciplined, profitable growth at market
rate
Source for competitor data: public SEC filings
*See appendix for reconciliation to GAAP amounts.
EBITDA MARGIN* EBITDA MARGIN*
-4.0%
-2.0%
0.0%
2.0%
4.0%
6.0%
8.0%
10.0%
12.0%
2011 2012 2013 YTD
Q3
2014
Outlook
Boise ELP LPX ELP WY ELP
-10.0%
-8.0%
-6.0%
-4.0%
-2.0%
0.0%
2.0%
4.0%
2011 2012 2013 YTD
Q3
2014
Outlook
Boise Distribution Blue Linx Distribution
WY Distribution

PERFORMANCE: Cellulose Fibers
STRATEGIC INITIATIVES
•
Reduce cost
•
Grow with global customers
•
Innovate high-margin products
EBITDA MARGIN* OPERATIONAL EXCELLENCE**
Reduce Controllable Cost
$100 MM
**Cost of Goods Sold, excluding inflation. Current is based
on Q3 2013 YTD data.
*See appendix for reconciliation to GAAP amounts.
0.0%
5.0%
10.0%
15.0%
20.0%
25.0%
30.0%
35.0%
40.0%
45.0%
2011 FY 2012 FY 2013 YTD Q3
Canfor Mercer
Rayonier WY CF
625
675
725
Current Goal

PERFORMANCE: SG&A
Note: SG&A includes R&D
STRATEGIC INITIATIVE:  Reduce Overhead Cost by $75 MM
•
REDUCTION GOAL
$75 MM
200
250
300
350
400
450
500
550
600
2013 Pro-forma* 2014 Run Rate

Lowering cost essential to our success
*Pro-forma is total company 3Q YTD 2013 annualized, less WRECO direct SG&A of $141 MM

17 CAPITAL ALLOCATION

18 CAPITAL ALLOCATION PRIORITIES • Return cash to shareholders • Invest in our businesses • Maintain appropriate capital structure

RETURNING CASH TO SHAREHOLDERS
DIVIDEND PAYOUT POLICY
•
Target payout of 75% of Funds Available for
Distribution (FAD) over cycle
(1)
(1)  Funds Available for Distribution:  Cash Flow before major acquisitions and dispositions and financing activities including dividends
Increased dividend three times in the
last 12 months for total increase of 47%
INCREASING DIVIDEND
2011 – Feb $0.15
2012 – Oct $0.17
2013 – April $0.20
2013 – Aug $0.22
PAYOUT RATIO
2011 Dividend
exceeded FAD
2012 86%
2013 est. 80-85%
Sustainable and Growing Dividend

DISCIPLINED CAPITAL INVESTMENT
*Depreciation, Depletion & Amortization
$476
$456
$470
$500
0
100
200
300
400
500
600
2011 2012 2013
Estimated
2014
Estimated
% of DD&A*
50%                                   63%                        64% 78%
Other
Wood Products
Timberlands
Cellulose
Fibers
$238
$285
$300
$390
DD&A*
CapEx:

CAPITAL STRUCTURE AND LIQUIDITY
•
Cash balance as of September 30, 2013: $900 million
(1)
•
$1 Billion revolving credit facility: Expires in June 2018
•
Long term debt:
•
Improving financial metrics support investment grade rating:
(1)  Excludes $494 million in cash designated for the purchase of Longview Timber LLC and repayment of acquired debt
(2)  EBITDA reconciliation in appendix. LTM as of 9/30/13
(3)  Total Capital: estimated 2013 YE debt + total equity at 2013 Q3
Current
(Est.)
Target Over
Cycle
EBITDA (LTM)
(2)
/ Interest  (LTM) 4.7 >5.0
YE 2013 Debt / EBITDA  (LTM)
(2)
3.0 <3.5
YE 2013 Debt/ Total Capital
(3)
44% 40%
$ Millions 2013 Q4
Beginning Balance Sept 2013 $5,568
New Debt 550
Maturities and Prepayments (1,227)
Ending Balance YE 2013 (Est.) $4,891
•
No maturities
through 2016
•
2017: $281 MM due

WRECO/TRI POINTE COMBINATION
• WRECO to combine with TRI Pointe (TPH) in a
tax-free transaction:
– 129.7 million shares TPH stock
• Using Dec 13, 2013 TPH stock price of $18.42 per share,
the estimated value is ~$2.4 billion
– Approximately $700 million in cash
• Total estimated transaction value of ~$3.1 billion
• Expected to close in the second quarter of 2014

WRECO/TRI POINTE COMBINATION:
Use of Proceeds
• Stock: distributed to shareholders in either a
spin-off or split-off
– Spin: Similar to a dividend
– Split:  Similar to a share repurchase/exchange offer
– Spin / Split decision to be determined by WY Board
shortly before closing
• Cash
– Adjust capital structure as appropriate

24 MARKET OUTLOOK

MARKET OUTLOOK:
Positive Trends for Our Products
• Higher demand and prices for US timber and
wood products:
– Rebound in US housing
– Growing off-shore demand
– Canadian timber supply shortage
• Growing markets for fluff products driven by
emerging country demand and global growth

HOUSING RECOVERS TO TREND
~1.5 MM STARTS

0.0
0.5
1.0
1.5
2.0
2.5
Million Units
*RISI
*John Burns
*Global Insight
TOTAL U.S. HOUSING STARTS
(Seasonally Adjusted Annual Rate)
*Forecast
Harvard Joint Center for
Housing Studies forecast:
•
Trend (2015 and beyond)
1.6 - 1.9 MM units
Source: Census
Quarterly

GROWING EXPORT VOLUMES:
Logs & Lumber
DEMAND DRIVERS
•
Japan & Korea: Long term demand for wood-based housing
•
China: rising wealth and urbanization drives demand for industrial and interior wood uses
0
250
500
750
1000
1250
1500
1750
2000
2250
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013
WEST COAST SOFTWOOD
LOG EXPORTS TO ASIA
MMBF Scribner
Annual
Source: Random Lengths Yardstick, US Dept of Commerce
Japan
Korea
China
Est
0.0
0.1
0.2
0.3
0.4
0.5
0.6
2006 2007 2008 2009 2010 2011 2012 2013
Quarterly
Japan
CANADIAN LUMBER
CHINA AND JAPAN (SAAR)
Million Board Feet
China
Source: JAWIC, Random Lengths

LOG PRICES: Positive Outlook
•
West has strengthened, with more upside expected
•
South recovery still ahead
0
100
200
300
400
500
600
700
800
900
1995 1997 1999 2001 2003 2005 2007 2009 2011 2013 2015 2017
DELIVERED LOG PRICE
DOUGLAS FIR #2
$/MBF
Annual
Forecast
Source: Log Lines, FEA, RISI
YTD
0
100
200
300
400
500
600
700
1995 1997 1999 2001 2003 2005 2007 2009 2011 2013 2015 2017
DELIVERED LOG PRICE
SOUTHERN AVERAGE PINE SAWLOG
$/MBF
Annual
Forecast
Source: Log Lines, FEA, RISI
YTD

SUPPLY FROM CANADA CONSTRAINED:
Benefits Southern Lumber & Logs
•
Canadian production expected to drop to 25% of U.S. market by 2015,
5-7BBF below peak
•
Southern pine lumber expanding; limited growth in Canadian imports
Source: WWPA, COFI
Forecast
CANADIAN LUMBER SHARE OF
U.S. MARKET
U.S. LUMBER SUPPLY SOURCES
0%
5%
10%
15%
20%
25%
30%
35%
40%
2005 2010 2015 2020
Share
Annual
0.0
5.0
10.0
15.0
20.0
25.0
2004 2005 2006 2007 2008 2009 2010 2011 2012 2013
Est.
US South Lumber Production
Canadian Shipments to US
BBF of Lumber
Source: Census, WWPA, COFI

WOOD PRODUCTS:
Strong Growth for OSB & Engineered Wood
DEMAND DRIVERS
•
New residential construction
•
Repair & remodel, industrial & export
0
10
20
30
2000 2002 2004 2006 2008 2010 2012 2014 2016 2018
Billion Square Feet
Forecast*
0
200
400
600
800
1000
1200
1400
2000 2002 2004 2006 2008 2010 2012 2014 2016 2018
NORTH AMERICAN I-JOIST DEMAND
Million Linear Feet
Annual
Source: FEA
Forecast*
*
Annual
Source: *FEA
NORTH AMERICAN OSB
DEMAND

•
Expect growing fluff pulp demand of 3.5% / year
•
Supply position:  Southern Pine ideal for fluff; globally competitive cost
FLUFF DEMAND GROWTH:
Emerging Economies
0
1
2
3
4
5
6
7
2003 2008 2012 2017
FLUFF MARKET PULP CONSUMPTION BY REGION
Million Tons
Source: Starr, Weyerhaeuser CF Business
Rest of
World
Rest of
Asia
Japan
Europe
N.A.
Forecast

MARKET OUTLOOK RECAP
• Higher demand and prices for US timber and
wood products:
– Rebound in US housing
– Growing off-shore demand
– Canadian timber supply shortage
• Growing markets for fluff products driven by
emerging country demand and global growth
Overall Positive Trends for Weyerhaeuser Products

33 WEYERHAEUSER Growing a Truly Great Company

34 APPENDIX

2011 EBITDA RECONCILIATION BY SEGMENT
$ Millions 2011
Timberlands Lumber OSB EWP Distribution WP Other
Wood
Products
Cellulose
Fibers
Real
Estate
Unallocated
Items
Total
Adjusted EBITDA Excluding
Special Items
1
$472
($7) ($4) $6 ($37) ($1)
($43) $597 $89 ($90) $1,025
Depletion, Depreciation &
Amortization
(137)
(47) (34) (61) (6) (3)
(151) (147) (13) (28) (476)
Non-Operating Pension &
Postretirement Costs
-- -- -- -- -- -- -- -- -- (26) (26)
Special Items 152
(5) (4) (26) (1) (16)
(52) -- -- -- 100
Capitalized Interest Included
in Cost of Products Sold
-- -- -- -- -- -- -- -- (23) (6) (29)
Operating Income (GAAP) $487
($59) ($42) ($81) ($44) ($20)
($246) $450 $53 ($150) $594
Interest Income and Other 4 0 0 1 0 2 3 2 5 33 47
Net Contribution to Earnings
from Discontinued Operations
-- -- -- -- -- (25) (25) -- -- 45 20
Net Contribution to Earnings $491
($59) ($42) ($80) ($44) ($43)
($268) $452 $58 ($72) $661
Interest Expense, Net (384)
Income Taxes 54
Net Earnings to Common
Shareholders (GAAP)
$331
1. Adjusted EBITDA excluding special items is a non-GAAP measure that management uses to evaluate the performance of the company.
Adjusted EBITDA, as we define it, is operating income adjusted for depreciation, depletion, amortization, pension and postretirement costs not allocated to business segments (primarily interest cost, expected return on plan assets, amortization of actuarial loss and amortization of prior service cost / credit), special items and interest included in cost of products sold. Adjusted EBITDA should not be considered in isolation from and is not intended to represent an alternative to our GAAP results.

2012 EBITDA RECONCILIATION BY SEGMENT
$ Millions 2012
Timberlands Lumber OSB EWP Distribution WP Other
Wood
Products
Cellulose
Fibers
Real
Estate
Unallocated
Items Total
Adjusted EBITDA Excluding
Special Items
$460
$130 $143 $17 ($29) ($15)
$246 $368 $142 ($54) $1,162
Depletion, Depreciation &
Amortization
(142)
(45) (31) (51) (5) (1)
(133) (150) (12) (19) (456)
Non-Operating Pension &
Postretirement Costs
-- -- -- -- -- -- -- -- -- (29) (29)
Special Items -- -- -- -- -- 6 6 -- -- 89 95
Capitalized Interest Included
in Cost of Products Sold
-- -- -- -- -- -- -- -- (30) (7) (37)
Operating Income (GAAP) $318
$85 $112 ($34) ($34) ($10)
$119 $218 $100 ($20) $735
Interest Income and Other 3 -- -- -- -- 1 1 5 5 38 52
Loss Attributable to Non-
Controlling Interest
1 -- -- -- -- -- -- -- -- -- 1
Net Contribution to Earnings $322
$85 $112 ($34) ($34) ($9)
$120 $223 $105 $18 $788
Interest Expense, Net (348)
Income Taxes (55)
Net Earnings to Common
Shareholders (GAAP)
$385
1
1. Adjusted EBITDA excluding special items is a non-GAAP measure that management uses to evaluate the performance of the company.
Adjusted EBITDA, as we define it, is operating income adjusted for depreciation, depletion, amortization, pension and postretirement costs not allocated to business segments (primarily interest cost, expected return on plan assets, amortization of actuarial loss and amortization of prior service cost / credit), special items and interest included in cost of products sold. Adjusted EBITDA should not be considered in isolation from and is not intended to represent an alternative to our GAAP results.

2013 YTD EBITDA RECONCILIATION BY SEGMENT
$ Millions 2013 Q3 YTD
Timberlands Lumber OSB EWP Distribution WP Other
Wood
Products
Cellulose
Fibers
Real
Estate
Unallocated
Items Total
Adjusted EBITDA Excluding
Special Items
$448
$258 $223 $34 ($27) ($2) $486
$252 $82 ($18) $1,250
Depletion, Depreciation &
Amortization
(115)
(30) (23) (35) (4) (1) (93)
(116) (10) (9) (343)
Non-Operating Pension &
Postretirement Costs
-- -- -- -- -- -- -- -- -- (31) (31)
Special Items -- -- -- -- -- -- -- -- -- -- --
Capitalized Interest Included
in Cost of Products Sold
-- -- -- -- -- -- -- -- (28) (4) (32)
Operating Income (GAAP) $333
$228 $200 ($1) ($31) ($3) $393
$136 $44 ($62) $844
Interest Income and Other 3 -- -- -- -- -- -- (1) 3 37 42
Net Contribution to Earnings $336
$228 $200 ($1) ($31) ($3) $393
$135 $47 ($25) $886
Interest Expense, Net (258)
Income Taxes (119)
Net Earnings (GAAP) $509
Dividends on preference
shares
(12)
Net Earnings to Common
Shareholders (GAAP)
$497
1
1. Adjusted EBITDA excluding special items is a non-GAAP measure that management uses to evaluate the performance of the company. Adjusted
EBITDA, as we define it, is operating income adjusted for depreciation, depletion, amortization, pension and postretirement costs not allocated to business segments (primarily interest cost, expected return on plan assets, amortization of actuarial loss and amortization of prior service cost /
credit), special items and interest included in cost of products sold. Adjusted EBITDA should not be considered in isolation from and is not intended to represent an alternative to our GAAP results.

2013 Q3 LTM EBITDA RECONCILIATION BY SEGMENT
1. Adjusted EBITDA excluding special items is a non-GAAP measure that management uses to evaluate the performance of the company. Adjusted
EBITDA, as we define it, is operating income adjusted for depreciation, depletion, amortization, pension and postretirement costs not allocated to business segments (primarily interest cost, expected return on plan assets, amortization of actuarial loss and amortization of prior service cost /
credit), special items and interest included in cost of products sold. Adjusted EBITDA should not be considered in isolation from and is not intended to represent an alternative to our GAAP results.
$ Millions 2013 Q3 LTM
Timberlands Lumber OSB EWP Distribution WP Other
Wood
Products
Cellulose
Fibers
Real
Estate
Unallocated
Items Total
Adjusted EBITDA Excluding
Special Items
1
$579 $285 $284 $31 ($39) ($4) $557 $351 $173 ($19) $1,641
Depletion, Depreciation &
Amortization
(153) (41) (31) (48) (5) (1) (126) (156) (14) (12) (461)
Non-Operating Pension &
Postretirement Costs
-- -- -- -- -- -- -- -- --
(39) (39)
Special Items
-- -- -- -- -- -- -- -- -- -- --
Capitalized Interest Included
in Cost of Products Sold
-- -- -- -- -- -- -- --
(36) (5) (41)
Operating Income (GAAP) $426 $244 $253 ($17) ($44) ($5) $431 $195 $123 ($75) $1,100
Interest Income and Other 4
-- -- -- -- -- --
1 5 46 56
Loss Attributable to Non-
Controlling Interest
1
-- -- -- -- -- -- -- -- --
1
Net Contribution to Earnings
$431 $244 $253 ($17) ($44) ($5) $431 $196 $128 ($29) $1,157
Interest Expense, Net
(346)
Income Taxes
(159)
Net Earnings (GAAP)
$652
Dividends on preference
shares
(12)
Net Earnings to Common
Shareholders (GAAP)
$640

EBITDA RECONCILIATION: TIMBERLANDS
$ Millions 2011 2012 2013 Q3 YTD
West (excluding Longview Timber) $273 $250 $265
South 214 218 166
Other (15) (8) 17
Adjusted EBITDA Excluding Special Items $472 $460 $448
Depletion, Depreciation & Amortization (137) (142) (115)
Special Items 152 -- --
Operating Income (GAAP) $487 $318 $333
Interest Income and Other 4 3 3
Loss Attributable to Non-Controlling
Interest
-- 1 --
Net Contribution to Earnings $491 $322 $336
1
1. Adjusted EBITDA excluding special items is a non-GAAP measure that management uses to evaluate the performance of the company. Adjusted
EBITDA, as we define it, is operating income adjusted for depreciation, depletion, amortization, pension and postretirement costs not allocated to business segments (primarily interest cost, expected return on plan assets, amortization of actuarial loss and amortization of prior service cost /
credit), special items and interest included in cost of products sold. Adjusted EBITDA should not be considered in isolation from and is not intended to represent an alternative to our GAAP results.

RECONCILIATION TO GAAP:
2013 Pro Forma Total Assets
Pro Forma Total Assets
$ millions 2013 Q3
Pro Forma total assets $11,143
Real Estate assets 2,193
Unallocated assets 2,273
Total Assets (GAAP) $15,609
1
1. Pro forma total assets is a non-GAAP measure that management uses to evaluate the performance of the company. Pro forma total assets, as we define it, is total assets adjusted for Real Estate assets and Unallocated assets. Pro forma total assets should not be considered in isolation from and is not intended to represent an alternative to our GAAP results.

TIMBERLANDS BENCHMARKING:
EBITDA/Acre
Based on publicly reported financials, plus National Council of Real Estate
Investment Fiduciaries (NCREIF) data
– WY does not include Longview Timber
– Pope Resources = Fee Timber Income from operations external + Fee Timber Depletion
– NCREIF = Northwest NOI
– Rayonier = Forest Resources EBITDA: Northern U.S. proportion estimated based on sales by geography
– NCREIF = South NOI
– Plum Creek = S Resources Operating Income + S Resources DDA
– Deltic Timber = Woodlands Op Income +  D, A and Cost of Fee Timber Harvested
– Rayonier = Forest Resources EBITDA: Atlantic + Gulf States
estimated based on sales by geography
•
WEST:
•
SOUTH:
• “2013 Annualized” based on 3Q YTD actuals, as reported